SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: October 2023	Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

40 Temperance Street, Toronto, Ontario, M5H 0B4

Attention: Secretary's Department (Tel.: (416) 866-3672)

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      Form 40-F    X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: October 18, 2023	By:	/s/ Meigan Terry
Name: Meigan Terry
Title: SVP, Global Communications

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated October 18, 2023 - Scotiabank Announces Certain Items Impacting Fourth Quarter 2023 Reported Results